Exhibit 1

Media Release

29 September 2008

St.George/Westpac merger – Scheme Booklet released

St.George Bank Limited today released the Scheme Booklet for the proposed merger with Westpac Banking Corporation. In the Scheme Booklet the St.George Board unanimously recommends that its shareholders vote in favour of the merger proposal, in the absence of a superior proposal.

St.George Chairman, John Curtis, said: “For St.George shareholders, the merger proposal provides an opportunity to receive an attractive upfront premium and also participate in the value which can be created in a larger and stronger financial services company particularly in uncertain economic times.

“The proposed merger is expected to generate significant benefits for shareholders, customers and employees – including through revenue opportunities, cost synergies and lower funding costs,” Mr Curtis said.

Westpac Chairman, Ted Evans, said both the St.George and Westpac Boards support the merger proposal.

“In bringing the two organisations together we are seeking to preserve the best of both, and thereby create a large, more diverse company with opportunities for growth. We expect this transaction to deliver value for shareholders and create an even stronger financial institution,” Mr Evans said.

The release of the Scheme Booklet follows the Federal Court of Australia today making orders for the convening of a meeting of St.George shareholders to vote on the scheme of arrangement to give effect to the proposed merger. The Scheme Booklet has been registered with the Australian Securities & Investments Commission (ASIC). It is also available on the St.George merger proposal website: www.stgeorgemerger.com.au.

The Scheme Booklet is expected to be mailed to St.George shareholders by Monday 13 October 2008.

The Board of St.George unanimously recommends that St.George shareholders vote in favour of the merger proposal, in the absence of a superior proposal.

In addition, the independent expert, Grant Samuel, considers that the merger proposal is “fair” and “reasonable”, and has therefore concluded that, in its opinion, the merger proposal is in the best interests of St.George shareholders, in the absence of a superior proposal.

The reasons for the St.George directors’ recommendation are set out in the Scheme Booklet. Also contained in the Scheme Booklet is a summary of the independent expert’s report. St.George shareholders are advised to read the Scheme Booklet thoroughly before deciding whether or not to vote in favour of the merger proposal.

St.George has also released a Scheme Booklet Supplement which contains additional information regarding the merger proposal, including the independent expert’s report. The Scheme Booklet Supplement is available on the St.George merger proposal website: www.stgeorgemerger.com.au.

Shareholders’ meetings

The St.George shareholders’ meetings to vote on the merger proposal will be held on Thursday 13 November 2008 at Exhibition Hall 1, Sydney Convention Centre, Darling Harbour, Sydney commencing at 10.00am (Sydney time).

Timetable

Key dates and times (Sydney time) as set out in the Scheme Booklet include:

Tuesday 11 November 2008 at 12pm	Last date and time by which proxy forms for the shareholders’ meetings must be received

Tuesday 11 November 2008 at 7pm	Date and time for determining eligibility to vote at the shareholders’ meetings

Thursday 13 November 2008 at 10am	St.George shareholders’ meetings to be held at Exhibition Hall 1, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney

Monday 17 November 2008	Court hearing for approval of the scheme of arrangement to give effect to the merger

Monday 24 November 2008 at 7pm	Expected scheme record date for determining entitlement to the Share Scheme Consideration (being the issue of 1.31 Westpac shares for each St.George share)

Monday 1 December 2008	Expected implementation date for scheme. Issue of new Westpac shares and transfer of St.George shares to Westpac

SAINTS holders and award option holders

The Scheme Booklet also contains information about separate schemes of arrangement proposed for SAINTS holders and for award option holders. The Scheme Booklet will also be despatched to these security holders.

Further information

Further information in relation to the merger proposal is available by contacting the St.George InfoLine on 1800 804 457 (within Australia) or +61 3 9415 4024 (outside Australia) between 9.00am and 5.00pm (Sydney time) or by visiting www.stgeorgemerger.com.au

Ends.

For Further Information

Jeremy Griffith	David Lording
St.George Corporate Relations	Westpac Media Relations
Ph: 02 9236 1328	Ph: 02 8253 3510
Ph: 0411 259 432	Ph: 0419 683 411